Exhibit 99.2

SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT is dated effective as of June 6, 2025,

BETWEEN:

PAN AMERICAN SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“Pan American”),

AND

MAG SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“MAG” and together with Pan American, the “Parties” and each a “Party”),

WHEREAS:

A.	the Parties entered into an arrangement agreement dated May 11, 2025, as amended on May 30, 2025 (the “Arrangement Agreement”) pursuant to which Pan American will acquire all of the issued and outstanding common shares of MAG by way of a statutory plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia)

B.	pursuant to Section 8.3 of the Arrangement Agreement and Section 6.1 of the Plan of Arrangement attached as Schedule “A” thereto, the Parties wish to amend the Arrangement Agreement and the Plan of Arrangement by entering into this second amending agreement (the “Second Amending Agreement”); and

C.	capitalized terms used but not defined herein have the meanings given to them in the Arrangement Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

1.	Governing Law

This Second Amending Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

2.	Amendment to the Plan of Arrangement

The Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement is hereby amended and replaced in its entirety by Schedule “A” attached hereto.

3.	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.	Acknowledgement

The Parties acknowledge that except as otherwise expressly indicated herein, the Arrangement Agreement shall continue unamended and without novation and remain in full force and effect, except as amended and supplemented by this Second Amending Agreement. After the date hereof, all references to the Arrangement Agreement and Plan of Arrangement shall refer to the Arrangement Agreement and Plan of Arrangement as amended by this Second Amending Agreement.

5.	Enurement

This Second Amending Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns in accordance with the Arrangement Agreement.

6.	Counterparts

This Second Amending Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Second Amending Agreement by electronic transmission or by sending a scanned copy by electronic mail shall be as effective as delivery of a manually executed counterpart of this Second Amending Agreement.

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IN WITNESS WHEREOF the Parties have executed this Second Amending Agreement as of the date first above written.

PAN AMERICAN SILVER CORP.

By:	(signed) “Delaney Fisher”
Name: Delaney Fisher
Title: SVP, AGC & Corporate Secretary

MAG SILVER CORP.

By:	(signed) “George Paspalas”
Name: George Paspalas
Title: President & CEO

SCHEDULE “A”

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Aggregate Cash Consideration” means $500,000,000;

(b)	“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, MAG, MAG Securityholders and Pan American on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and MAG, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated May 11, 2025, between Pan American and MAG, including (unless the context otherwise requires) the Schedules thereto, together with the Pan American Disclosure Letter and the MAG Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution of the MAG Shareholders approving this Plan of Arrangement, to be considered, and if deemed advisable, passed with or without variation, by the MAG Shareholders at the MAG Meeting;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

(g)	“Cash Consideration” means, for each MAG Share, the amount of cash equal to the MAG Share Purchase Price;

(h)	“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);

(i)	“Cash Election Shares” has the meaning ascribed thereto in Section 3.3(b);

(j)	“Consideration” means the consideration payable pursuant to this Plan of Arrangement to a person who is a MAG Shareholder;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(m)	“Dissent Amount” means the amount that is equal to the MAG Share Purchase Price multiplied by the number of Dissent Shares;

(n)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(o)	“Dissent Share” means a MAG Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict accordance with Article 5 of this Plan of Arrangement;

(p)	“Dissenting Shareholder” means a registered MAG Shareholder as of the record date of the MAG Meeting that duly and validly exercises Dissent Rights in respect of all MAG Shares held by that MAG Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(q)	“Effective Date” means the date designated by Pan American and MAG by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(r)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as MAG and Pan American may agree upon in writing;

(s)	“Election Deadline” means 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date;

(t)	“Eligible Holder” means a beneficial owner of MAG Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a person (other than a partnership) that is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(u)	“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to MAG and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of MAG and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to MAG and Pan American, each acting reasonably) on appeal;

(v)	“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, the NYSE and the NYSE American, but excludes the Commissioner;

(w)	“In-The-Money Amount” means, in respect of a MAG Option, the amount, if any, by which the MAG Share Purchase Price exceeds the MAG Option Exercise Price (converted, if applicable, to US dollars using the Bank of Canada exchange rate on the Business Day immediately prior to the Effective Date) of such MAG Option;

(x)	“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, in form and substance acceptable to MAG and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the MAG Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of MAG and Pan American, each acting reasonably;

(y)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

(z)	“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form enclosed with the MAG Circular sent in connection with the MAG Meeting pursuant to which, among other things, registered MAG Shareholders are required to deliver certificates representing MAG Shares and MAG Shareholders may make the Cash Election and/or the Share Election in respect of their MAG Shares, subject to proration in accordance with Section 3.3;

(aa)	“MAG” means MAG Silver Corp.;

(bb)	“MAG Circular” means the notice of the MAG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to MAG Securityholders and other persons as required by the Interim Order and Law in connection with the MAG Meeting, as amended, supplemented or otherwise modified from time to time;

(cc)	“MAG Disclosure Letter” means the disclosure letter executed by MAG and delivered to Pan American concurrently with the execution of the Arrangement Agreement;

(dd)	“MAG DSU” means a unit credited by MAG to a participant by way of a bookkeeping entry in the books of MAG, representing the right to receive cash, MAG Shares from treasury, or a combination of cash and MAG Shares from treasury, as determined in accordance with the MAG DSU Plan;

(ee)	“MAG DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of MAG;

(ff)	“MAG Incentive Unit” has the meaning ascribed thereto in Section 3.1(b);

(gg)	“MAG Meeting” means the special meeting of MAG Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the MAG Resolution;

(hh)	“MAG Option” means a right and option to purchase a MAG Share granted pursuant to the MAG Option Plan or otherwise enforceable against MAG;

(ii)	“MAG Option Exercise Price” means, in respect of a MAG Option outstanding immediately prior to the Effective Time, the exercise price that would be due to MAG upon the exercise of such MAG Option;

(jj)	“MAG Option Plan” means the Third Amended and Restated Stock Option Plan of MAG;

(kk)	“MAG PSU” means a right to receive a MAG Share granted pursuant to the MAG Share Unit Plan;

(ll)	“MAG RSU” means a right to receive a MAG Share granted pursuant to the MAG Share Unit Plan;

(mm)	“MAG Securityholder” means a holder of one or more MAG Shares, MAG Options or MAG Incentive Units;

(nn)	“MAG Share” means a Common share in the authorized share structure of MAG;

(oo)	“MAG Share Purchase Price” means $20.54;

(pp)	“MAG Share Unit Plan” means the Amended and Restated Share Unit Plan of MAG;

(qq)	“MAG Shareholder” means a holder of one or more MAG Shares;

(rr)	“NYSE” means the New York Stock Exchange;

(ss)	“Parties” means Pan American and MAG, and “Party” means any one of them;

(tt)	“Pan American” means Pan American Silver Corp.;

(uu)	“Pan American Share” means a Common share in the authorized share structure of Pan American;

(vv)	“Pan American Share Value” means $27.21;

(ww)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;

(xx)	“Section 85 Election” has the meaning ascribed thereto in Section 3.7;

(yy)	“Share Consideration” means, for each MAG Share, $0.0001 in cash and 0.755 of a Pan American Share;

(zz)	“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);

(aaa)	“Share Election Shares” has the meaning ascribed thereto in Section 3.3(c);

(bbb)	“Tax Act” means the Income Tax Act (Canada);

(ccc)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ddd)	“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not and “Tax” has a corresponding meaning; and

(eee)	“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States of America.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

Article 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon MAG, Pan American, and the MAG Securityholders (including Dissenting Shareholders) as and from the Effective Time, without any further authorization, act or formality required on the part of any person except as expressly provided herein.

Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality:

(a)	each MAG Option outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to MAG and, in consideration therefor, MAG shall pay, or cause to be paid, to the holder of such MAG Option, an amount in cash equal to the In-The-Money Amount in respect of such MAG Option net of any Taxes required to be withheld and remitted under any provision of any applicable Laws, and

(i)	such MAG Option shall immediately be cancelled and the holder of such MAG Option shall cease to be a holder of such MAG Option or to have any rights as a holder of such MAG Option other than the right to receive the payment (if any) to which they are entitled under this Section 3.1(a);

(ii)	such holder’s name shall be removed from the stock option register of MAG; and

(iii)	neither MAG nor Pan American shall be obligated to pay to the holder of such MAG Option any other amount in respect of such MAG Option and, for greater certainty, if there is no In-The-Money Amount in respect of such MAG Option, nether MAG nor Pan American shall be obligated to pay the holder of such MAG Option any amount in respect of such MAG Option;

(b)	each MAG DSU, MAG PSU and MAG RSU (each a “MAG Incentive Unit”) outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to MAG and, in consideration therefor, MAG shall pay, or cause to be paid, to the holder of such MAG Incentive Unit (as applicable), an amount in cash equal to MAG Share Purchase Price net of any Taxes required to be withheld and remitted under any provision of any applicable Laws in accordance with Section 4.4, and

(i)	such MAG Incentive Unit shall immediately be cancelled and the holder of such MAG Incentive Unit shall cease to be a holder of such MAG Incentive Unit or to have any rights as a holder of such MAG Incentive Unit other than the right to receive the payment (if any) to which they are entitled under this Section 3.1(b);

(ii)	such holder’s name shall be removed from the applicable MAG Incentive Unit register; and

(iii)	neither MAG nor Pan American shall be obligated to pay to the holder of such MAG Incentive Unit any other amount in respect of such MAG Incentive Unit;

(c)	each Dissent Share shall be transferred by the holder thereof to Pan American (free and clear of all Liens) and, in consideration therefor, Pan American shall issue to such Dissenting Shareholder a debt-claim to be paid the fair market value of such Dissent Share as determined pursuant to Section 5.1, and

(i)	such Dissenting Shareholder shall cease to be the holder of such Dissent Share or to have any rights as a holder of such Dissent Share other than the right to be paid the fair market value of such Dissent Share as determined pursuant to Section 5.1;

(ii)	such Dissenting Shareholder’s name shall be removed from the register maintained by or on behalf of MAG in respect of the MAG Shares;

(iii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such Dissent Share; and

(iv)	the name of Pan American shall be added to the register maintained by or on behalf of MAG in respect of the MAG Shares as the holder of such Dissent Share; and

(d)	each MAG Share outstanding immediately prior to the Effective Time (other than any MAG Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Shareholder under Section 3.1(c)) shall be transferred by the holder thereof to Pan American (free and clear of all Liens) and, in consideration therefor, Pan American shall pay or deliver to such MAG Shareholder,

(i)	in the case of a MAG Share for which the Cash Election was made under Section 3.2(a)(i), the Cash Consideration; or

(ii)	in the case of a MAG Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Sections 3.2(b) or 5.1(b), the Share Consideration,

in each case subject to proration in accordance with Section 3.3, and in respect of the MAG Shares so transferred:

(iii)	the holder of such MAG Share shall cease to be the holder thereof or to have any rights in respect of such MAG Share other than the right to receive the consideration to which they are entitled under this Section 3.1(d);

(iv)	such holder’s name shall be removed from the register maintained by or on behalf of MAG in respect of the MAG Shares;

(v)	such holder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such MAG Share; and

(vi)	the name of Pan American shall be added to the register maintained by or on behalf of MAG in respect of the MAG Shares as the holder of such MAG Share,

it being expressly provided that the events provided for in this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Election

With respect to the transfer of MAG Shares by MAG Shareholders under Section 3.1(d):

(a)	each MAG Shareholder, other than a Dissenting Shareholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form together with the certificates representing all MAG Shares held, indicate:

(i)	the number of MAG Shares for which the MAG Shareholder elects to receive Cash Consideration (the “Cash Election”); and

(ii)	the number of MAG Shares for which the MAG Shareholder elects to receive Share Consideration (the “Share Election”),

in each case subject to proration in accordance with Section 3.3;

(b)	any MAG Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all MAG Shares held;

(c)	any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing MAG Shares may be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and

(d)	any registered MAG Shareholder who holds MAG Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of MAG Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.

3.3	Proration

With respect to payment of Cash Consideration and Share Consideration to the MAG Shareholders under Section 3.1(d):

(a)	subject to Section 3.6, the cash payable to MAG Shareholders under Section 3.1(d) shall equal the Aggregate Cash Consideration;

(b)	if the total of all Cash Consideration that would otherwise be payable in respect of MAG Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the Aggregate Cash Consideration, then the consideration payable under Section 3.1(d)(i) for each Cash Election Share shall consist of:

(i)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares; and

(ii)	a fraction of a Pan American Share equal to the amount by which the MAG Share Purchase Price exceeds the cash payment described in Section 3.3(b)(i) divided by the Pan American Share Value;

(c)	if the total of all Cash Consideration payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under Section 3.1(d)(ii) for each MAG Share in respect of which a Share Election is made (a “Share Election Share”) shall consist of:

(i)	a cash payment of $0.0001;

(ii)	a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the sum of all Cash Consideration payable in respect of the Cash Election Shares divided by the aggregate number of Share Election Shares; and

(iii)	a fraction of a Pan American Share equal to the amount by which the MAG Share Purchase Price exceeds the sum of the cash payments described in Sections 3.3(c)(i) and 3.3(c)(ii) all divided by the Pan American Share Value.

3.4	Deemed Fully Paid and Non-Assessable Shares

All Pan American Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.5	No Fractional Share Consideration

In any case where the aggregate number of Pan American Shares issuable to a particular MAG Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a Pan American Share, the aggregate number of Pan American Shares issuable to such MAG Shareholder shall be rounded up or down to the nearest whole number. All calculations of the number Pan American Shares issuable in respect of a MAG Share under this Plan of Arrangement shall be rounded up or down to four decimal places.

3.6	No Fractional Cash Consideration

In any case where the aggregate amount of cash payable to a particular MAG Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent. For greater certainty, the aggregate amount cash paid in consideration for the MAG Shares may exceed the Aggregate Cash Consideration as a result of such rounding.

3.7	Section 85 Election

An Eligible Holder who is entitled to receive Pan American Shares under Section 3.1(d) shall be entitled to make a joint income tax election, pursuant to subsection 85(1) of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of MAG Shares under this Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American, within 60 days after the Effective Date, duly completed with the details of the MAG Shares transferred and the applicable agreed amount for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither MAG, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form (except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date) or for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but shall have no obligation to do so.

3.8	Calculations

All calculations and determinations made by Pan American, MAG or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.9	Adjustments to Consideration

The Consideration payable to a MAG Shareholder pursuant to Section 3.1(d) shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into MAG Shares, but excluding any MAG Quarterly Dividend), consolidation, reorganization, recapitalization or other like change with respect to MAG Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

Article 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	Following receipt of the Final Order and no later than the Business Day immediately prior to the Effective Date, Pan American shall deliver or cause to be delivered to the Depositary in escrow:

(i)	the aggregate number of Pan American Shares issuable to the MAG Shareholders in accordance with Section 3.1(d);

(ii)	the Aggregate Cash Consideration payable to the MAG Shareholders in accordance with Section 3.1(d);

(iii)	any additional Pan American Shares issuable to the MAG Shareholders on account of rounding in accordance with Section 3.5;

(iv)	any additional cash issuable to the MAG Shareholders on account of rounding in accordance with Section 3.6; and

(v)	the Dissent Amount.

(b)	Upon surrender to the Depositary for cancellation of a certificate (if any) which immediately prior to the Effective Time represented outstanding MAG Shares that were exchanged pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the MAG Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such MAG Shareholder the Consideration that such MAG Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented MAG Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing MAG Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of MAG Shares of any kind or nature against or in MAG or Pan American (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Pan American and shall be cancelled.

(d)	Any payment made to a former MAG Securityholder by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the former MAG Securityholder to receive the consideration to which such holder is entitled pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration.

(e)	No MAG Securityholder shall be entitled to receive any consideration with respect to such MAG Securities other than the consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(f)	Neither MAG nor Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to MAG or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding MAG Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of MAG, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Pan American Shares shall be delivered to the holder of any certificate formerly representing MAG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable Laws and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Pan American Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

Pan American, MAG and the Depositary (in this section, the “payor”), shall each be entitled to deduct or withhold from any consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of MAG Securities (including any payment to Dissenting Shareholders) such amounts as the payor may be required to deduct or withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that any amounts so deducted or withheld are remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of MAG Shares exceeds the cash component, if any, of the Consideration otherwise payable to such holder, the payor may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Pan American Shares as is necessary to provide sufficient funds (after deducting commissions payable, fees and other reasonable costs and expenses) to enable the payor to comply with such deduction and/or withholding requirements, and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and Pan American shall not be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Pan American Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any sale arising under this Section 4.4.

Article 5
DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of MAG Shares as of the record date of the MAG Meeting may exercise rights of dissent (“Dissent Rights”) with respect to all MAG Shares held pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order, in connection with the Arrangement; provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1) of the BCBCA must be received by MAG not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the MAG Meeting or any date to which the MAG Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)	are ultimately entitled to be paid fair value for their MAG Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by MAG, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA except that Pan American may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under Sections 244 and 245 of the BCBCA, in lieu of MAG and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised their Dissent Rights in respect of their MAG Shares; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their MAG Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of MAG Shares and shall be entitled to receive only the Consideration contemplated in Section 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Share Election for all MAG Shares held in accordance with Section 3.2, but in no case shall Pan American or MAG or any other person be required to recognize any holder of MAG Shares who exercises Dissent Rights as a holder of MAG Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of MAG Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of MAG in respect of the MAG Shares as holders of MAG Shares at the Effective Time and Pan American shall be recorded as the registered holder of such MAG Shares and shall be deemed to be the legal owner of such MAG Shares.

For greater certainty: (a) no holder of MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs shall be entitled to Dissent Rights in respect of such holder’s MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs, as applicable; and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted MAG Shares, or instructed a proxyholder to vote such persons MAG Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

Article 6
AMENDMENTS and TERMINATION

6.1	Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the MAG Shareholders, if and as required by the Court; and

(d)	approved by the MAG Shareholders, if and as required by the Court, unless the amendment, modification or supplement: (i) follows the MAG Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement the Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the MAG Shareholders entitled to receive the Consideration under Section 3.1; and (iv) does not adversely affect the rights of any Dissenting Shareholders, in which case it need not be approved by the MAG Shareholders.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

Article 7
further assurances

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to MAG Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of MAG Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to MAG Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 8
U.S. SECURITIES LAW MATTERS

8.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Pan American Shares to be issued to MAG Shareholders in exchange for their MAG Shares pursuant to this Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions from applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.